

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2019

James Bugden
Chief Financial Officer
The Meet Group, Inc.
100 Union Square Drive
New Hope, Pennsylvania 18938

> **Re: The Meet Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Response Dated November 22, 2019**
> **File No. 001-33105**

Dear Mr. Bugden:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services